UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

U.S. Geothermal Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

90338S102
(CUSIP Number)

JAMES C. PAPPAS
JCP INVESTMENT MANAGEMENT, LLC
1177 West Loop South, Suite 1650
Houston, TX 77027
(713) 333-5540

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Investment Partnership, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,383,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,383,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,383,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Investment Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,383,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,383,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,383,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Investment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,383,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,383,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,383,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON JCP Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,383,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,383,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,383,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 90338S102

1	NAME OF REPORTING PERSON James C. Pappas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,383,503
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 5,383,503
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,383,503
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 90338S102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $0.001 par value per share (the “Shares”), of U.S. Geothermal Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 390 E. Parkcenter Blvd., Suite 250, Boise, Idaho 83706.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	JCP Investment Partnership, LP, a Texas limited partnership (“JCP Partnership”);

(ii)	JCP Investment Partners, LP, a Texas limited partnership (“JCP Partners”), which serves as the general partner of JCP Partnership;

(iii)	JCP Investment Holdings, LLC, a Texas limited liability company (“JCP Holdings”), which serves as the general partner of JCP Partners;

(iv)	JCP Investment Management, LLC, a Texas limited liability company (“JCP Management”), which serves as the investment manager of JCP Partnership; and

(v)	James C. Pappas, who serves as the managing member of JCP Management and sole member of JCP Holdings.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of JCP Partnership, JCP Partners, JCP Holdings, JCP Management and Mr. Pappas is 1177 West Loop South, Suite 1650, Houston, Texas 77027.

(c)           The principal business of JCP Partnership is investing in securities.  The principal business of JCP Partners is serving as the general partner of JCP Partnership.  The principal business of JCP Holdings is serving as the general partner of JCP Partners.  The principal business of JCP Management is serving as the investment manager of JCP Partnership.  The principal occupation of Mr. Pappas is serving as the managing member of JCP Management and sole member of JCP Holdings.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 90338S102

(f)           Mr. Pappas is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by JCP Partnership were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted.  The aggregate purchase price of the 5,383,503 Shares owned directly by JCP Partnership is approximately $3,145,516, including brokerage commissions.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the Board of Directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 107,601,425 Shares outstanding as of November 6, 2015, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

A.	JCP Partnership

(a)	As of the close of business on February 8, 2016, JCP Partnership beneficially owned 5,383,503 Shares.

Percentage: Approximately 5.0%

CUSIP NO. 90338S102

(b)	1. Sole power to vote or direct vote: 5,383,503
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,383,503
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

B.	JCP Partners

(a)	JCP Partners, as the general partner of JCP Partnership, may be deemed the beneficial owner of the 5,383,503 Shares owned by JCP Partnership.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 5,383,503
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,383,503
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Partners has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

C.	JCP Holdings

(a)	JCP Holdings, as the general partner of JCP Partners, may be deemed the beneficial owner of the 5,383,503 Shares owned by JCP Partnership.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 5,383,503
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,383,503
4. Shared power to dispose or direct the disposition: 0

(c)
JCP Holdings has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

D.	JCP Management

(a)	JCP Management, as the investment manager of JCP Partnership, may be deemed the beneficial owner of the 5,383,503 Shares owned by JCP Partnership.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 5,383,503
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,383,503
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 90338S102

(c)
JCP Management has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

E.	Mr. Pappas

(a)	Mr. Pappas, as the managing member of JCP Management and sole member of JCP Holdings, may be deemed the beneficial owner of the 5,383,503 Shares owned by JCP Partnership.

Percentage: Approximately 5.0%

(b)	1. Sole power to vote or direct vote: 5,383,503
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,383,503
4. Shared power to dispose or direct the disposition: 0

(c)
Mr. Pappas has not entered into any transactions in the Shares during the past 60 days.  The transactions in the Shares on behalf of JCP Partnership during the past 60 days are set forth in Schedule A and are incorporated herein by reference.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On February 9, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1	Joint Filing Agreement, dated February 9, 2016.

CUSIP NO. 90338S102

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 2016

JCP Investment Partnership, LP

By:	JCP Investment Management, LLC Investment Manager

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

JCP Investment Partners, LP

By:	JCP Investment Holdings, LLC General Partner

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Holdings, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Sole Member

JCP Investment Management, LLC

By:	/s/ James C. Pappas
	Name:	James C. Pappas
	Title:	Managing Member

/s/ James C. Pappas
James C. Pappas

CUSIP NO. 90338S102

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

JCP INVESTMENT PARTNERSHIP, LP

80,954	0.6124	12/10/2015
184,949	0.6123	12/11/2015
365,000	0.6018	12/14/2015
250,000	0.6127	12/15/2015
2,200	0.6200	12/16/2015
88,359	0.6214	12/17/2015
9,465	0.6200	12/18/2015
39,757	0.6177	12/22/2015
47,227	0.6190	12/29/2015
174,124	0.6199	12/30/2015
4,200	0.6187	12/31/2015
66,348	0.6187	01/04/2016
88,622	0.6197	01/05/2016
111,996	0.5999	01/07/2016
67,150	0.6062	01/08/2016
86,990	0.5998	01/11/2016
70,867	0.6000	01/12/2016
229,119	0.6138	01/13/2016
86,517	0.6100	01/14/2016
250,000	0.5842	01/15/2016
1,100	0.5585	01/21/2016
3,582	0.5800	01/25/2016
178,295	0.5794	01/26/2016
69,600	0.5790	01/27/2016
2,863	0.5800	01/28/2016
13,000	0.5886	01/29/2016
145,390	0.5889	02/01/2016
159,198	0.5865	02/02/2016
78,400	0.5888	02/03/2016
3,500	0.5920	02/04/2016
101,568	0.6047	02/05/2016
108,432	0.5896	02/08/2016